                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
        PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  For the Fiscal Year Ended December 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 0-6198

        Full Title of Plan:        FIRST AMERICAN CORPORATION
                                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           FIRST AMERICAN CORPORATION
                              FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37237



                              Required Information:

Items 1 - 3.  Financial Statements and Schedules

         The following documents are filed as required for this Annual Report:

         A.       Financial Statements and Schedules

                  (1)      Independent Auditors' Report
                  (2) Statements of Net Assets Available for Benefits with Fund Information
                  (3) Statements of Changes in Net Assets Available for Benefits with Fund Information
                  (4)      Notes to Financial Statements
                  (5)      Item 27a - Schedule of Assets Held for Investment
                           Purposes
                  (6)      Item 27d - Schedule of Reportable Transactions

         B.       Exhibits

                  EXHIBIT
                  NUMBER            DESCRIPTION

                  (1)               Consent of KPMG LLP

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   FIRST AMERICAN CORPORATION
                                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN



Date: June 24, 1999            By: /s/ SHERRY STEPHENS
                                  ---------------------------------------------
                                   SHERRY STEPHENS
                                   Trustee

                                      INDEX

Financial Statements and Exhibits

FINANCIAL STATEMENTS AND SCHEDULES

Independent Auditors' Report...................................................................................1
Statements of Net Assets Available for Benefits with Fund Information..........................................2
Statements of Changes in Net Assets Available for Benefits with Fund Information...............................6
Notes to Financial Statements..................................................................................12
Schedule 1 - Item 27a - Schedule of Assets Held for Investment Purposes........................................25
Schedule 2 - Item 27d - Schedule of Reportable Transactions....................................................26

EXHIBIT

         1 - Consent of KPMG LLP

[KPMG LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

First American Corporation
Benefit Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits with fund information of First American Corporation First Incentive Reward Savings Thrift Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Benefit Plan Administrative Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First American Corporation First Incentive Reward Savings Thrift Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplementary information in Schedules 1 and 2 and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                  KPMG LLP


June 10, 1999

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

     Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997

                                                                                 1998
                                                               -----------------------------------------

                                                                                   ISG
                                                                    ISG          LIMITED     FOUNDERS
                                                                 EB STABLE     TERM INCOME   BALANCED
                                                                VALUE FUND        FUND         FUND
                                                                -----------     ---------    ---------
Assets:
    Cash                                                        $        --            --           --

    Short-term investments                                             (809)          118            2
    Investments at fair value:
      First American Corporation stock (cost of $40,829,994)             --            --           --
      Mutual funds (cost of $20,548,317)                          3,279,348     2,504,348    1,594,923
      Participant loans (cost of $1,940,397)                             --            --           --
                                                                -----------     ---------    ---------
                 Total investments                                3,278,539     2,504,466    1,594,925

    Receivables:
      Employer's contributions                                        2,381         3,318        8,217
      Participant contributions                                      12,359        16,802       10,204
      Dividends and interest                                             --        12,081           --
      Other                                                              --            --       65,584
                                                                -----------     ---------    ---------
                 Total receivables                                   14,740        32,201       84,005
                                                                -----------     ---------    ---------
                 Total assets                                     3,293,279     2,536,667    1,678,930

Liabilities:
    Due to brokers                                                       --            --           --
    Other                                                                --            --           --
                                                                -----------     ---------    ---------
                 Total liabilities                                       --            --           --
                                                                -----------     ---------    ---------
                 Net assets available for benefits              $ 3,293,279     2,536,667    1,678,930
                                                                ===========     =========    =========



See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

     Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997





                                                                                          1998
                                               ------------------------------------------------------------------------------------
                                                    ISG
                                                   CAPITAL                                     FIRST
                                                    GROWTH      VANGUARD         AIM          AMERICAN
                                                  PORTFOLIO   INTERNATIONAL  CONSTELLATION  CORPORATION   PARTICIPANT
                                                    FUND       STOCK FUND        FUND        STOCK FUND      LOANS          TOTAL
                                                  ----------   ----------     ----------     ---------    -----------    ----------
Assets:
    Cash                                                  --          --               --         34,718           --         34,718

    Short-term investments                            (9,066)          7              (23)       371,872           --        362,101
    Investments at fair value:
      First American Corporation stock (cost
        of $40,829,994)                                   --          --               --     92,320,227           --     92,320,227
      Mutual funds (cost of $20,548,317)          12,984,219     629,267        1,789,855             --           --     22,781,960
      Participant loans (cost of $1,940,397)              --          --               --             --    1,940,397      1,940,397
                                                 -----------     -------       ----------     ----------    ---------    -----------
                 Total investments                12,975,153     629,274        1,789,832     92,692,099    1,940,397    117,404,685

    Receivables:
      Employer's contributions                         9,114       2,144            4,351      3,879,842           --      3,909,367
      Participant contributions                       66,000       8,505           18,717        162,035           --        294,622
      Dividends and interest                              --          --               --          5,601           --         17,682
      Other                                            6,808          --           45,906             --           --        118,298
                                                 -----------     -------       ----------     ----------    ---------    -----------
               Total receivables                      81,922      10,649           68,974      4,047,478           --      4,339,969
                                                 -----------     -------       ----------     ----------    ---------    -----------
                 Total assets                     13,057,075     639,923        1,858,806     96,774,295    1,940,397    121,779,372

Liabilities:
    Due to brokers                                     1,428          --               --         40,764           --         42,192
    Other                                                 --          --               --         43,051           --         43,051
                                                 -----------     -------       ----------     ----------    ---------    -----------
                 Total liabilities                     1,428          --               --         83,815           --         85,243
                                                 -----------     -------       ----------     ----------    ---------    -----------
                 Net assets available for
                   benefits                       13,055,647     639,923        1,858,806     96,690,480    1,940,397    121,694,129
                                                 ===========     =======       ==========     ==========    =========    ===========


See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

     Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997

                                                                                  1997
                                                               ----------------------------------------

                                                                                   ISG
                                                                    ISG          LIMITED     FOUNDERS
                                                                 EB STABLE     TERM INCOME   BALANCED
                                                                VALUE FUND        FUND         FUND
                                                                -----------     ---------    ---------
Assets:

    Cash                                                        $    68,513        17,661       31,123

    Investments at fair value:
      First American Corporation stock (cost of $33,024,721)             --            --           --
      Mutual funds (cost of $15,000,370)                          3,972,804     2,251,989      368,834
      Participant loans (cost of $659,810)                               --            --           --
                                                                -----------     ---------    ---------
           Total investments                                      3,972,804     2,251,989      368,834

    Receivables:
      Employer's contributions                                           --            --           --
      Participant contributions                                          --            --           --
      Dividends and interest                                             --            45           --
      Due from brokers                                               16,184         7,059           --
                                                                -----------     ---------    ---------
           Total receivables                                         16,184         7,104           --
                                                                -----------     ---------    ---------
           Total assets                                           4,057,501     2,276,754      399,957

Liabilities:
    Due to brokers                                                      876           125          626
    Other                                                                --            --           --
                                                                -----------     ---------    ---------
           Total liabilities                                            876           125          626
                                                                -----------     ---------    ---------
           Net assets available for benefits                    $ 4,056,625     2,276,629      399,331
                                                                ===========     =========    =========



See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

     Statements of Net Assets Available for Benefits with Fund Information

                           December 31, 1998 and 1997





                                                                                         1997
                                                  ---------------------------------------------------------------------------------
                                                     ISG
                                                   CAPITAL                                      FIRST
                                                    GROWTH      VANGUARD         AIM          AMERICAN
                                                  PORTFOLIO   INTERNATIONAL  CONSTELLATION   CORPORATION  PARTICIPANT
                                                    FUND        STOCK FUND       FUND        STOCK FUND      LOANS          TOTAL
                                                  ----------  -------------   ----------     ----------    ---------    -----------
Assets:

    Cash                                             104,239      17,215         63,666          68,814           --        371,231

    Investments at fair value:
      First American Corporation stock (cost
        of $33,024,721)                                   --          --              --     107,503,290           --    107,503,290
      Mutual funds (cost of $15,000,370)           8,871,433     119,049         533,184              --           --     16,117,293
      Participant loans (cost of $659,810)                --          --              --              --      659,810        659,810
                                                 -----------     -------      ----------     -----------    ---------    -----------
           Total investments                       8,871,433     119,049         533,184     107,503,290      659,810    124,280,393

    Receivables:
      Employer's contributions                            --          --              --       3,276,531           --      3,276,531
      Participant contributions                           --          --              --         111,117           --        111,117
      Dividends and interest                          19,815          --          30,181              --           --         50,041
      Due from brokers                                21,687          14              15         213,218           --        258,177
                                                 -----------     -------      ----------     -----------    ---------    -----------
           Total receivables                          41,502          14          30,196       3,600,866           --      3,695,866
                                                 -----------     -------      ----------     -----------    ---------    -----------
           Total assets                            9,017,174     136,278         627,046     111,172,970      659,810    128,347,490

Liabilities:
    Due to brokers                                       130       3,904             638              --           --          6,299
    Other                                                 --          --              --           2,147           --          2,147
                                                 -----------     -------      ----------     -----------    ---------    -----------
           Total liabilities                             130       3,904             638           2,147           --          8,446
                                                 -----------     -------      ----------     -----------    ---------    -----------
           Net assets available for
             benefits                              9,017,044     132,374         626,408     111,170,823      659,810    128,339,044
                                                 ===========     =======      ==========     ===========    =========    ===========


See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996

                                                    ISG EB STABLE                 ISG LIMITED TERM
                                                     VALUE FUND                      INCOME FUND
                                              --------------------------     -------------------------
                                                  1998           1997           1998           1997
                                              -----------      ---------     ----------      ---------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $   241,817          1,702          1,667         20,278
      Interest                                         --         69,652             --             --
      Dividends - cash                                 --             --        166,887         13,039
                                              -----------      ---------     ----------      ---------
        Total investment income (loss)            241,817         71,354        168,554         33,317

    Loans to participants:
      Principal                                        --             --             --             --
      Interest                                         --             --             --             --
                                              -----------      ---------     ----------      ---------
        Total loan income                              --             --             --             --

    Contributions:
      Participants                                295,731         96,644        394,665        105,901
      Employer - cash                               2,696             28          3,658             55
                                              -----------      ---------     ----------      ---------
        Total contributions                       298,427         96,672        398,323        105,956
                                              -----------      ---------     ----------      ---------
        Total additions                           540,244        168,026        566,877        139,273
                                              -----------      ---------     ----------      ---------
Deductions from net assets attributed to:
      Benefits paid to participants             1,574,204        133,150        215,157         56,585
      Other deductions                                 --             --             --             --
                                              -----------      ---------     ----------      ---------
        Total deductions                        1,574,204        133,150        215,157         56,585
                                              -----------      ---------     ----------      ---------
Net increase (decrease) prior
    to interfund transfers                     (1,033,960)        34,876        351,720         82,688

Interfund transfers                               270,614      4,021,749        (91,682)     2,193,941
                                              -----------      ---------     ----------      ---------
      Net increase (decrease)                    (763,346)     4,056,625        260,038      2,276,629

Net assets available for benefits:
    Beginning of year                           4,056,625             --      2,276,629             --
                                              -----------      ---------     ----------      ---------
    End of year                               $ 3,293,279      4,056,625      2,536,667      2,276,629
                                              ===========      =========     ==========      =========





See accompanying notes to financial statements.

                          FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996


                                                                                                              VANGUARD
                                                      FOUNDERS                    ISG CAPITAL               INTERNATIONAL
                                                    BALANCED FUND           GROWTH PORTFOLIO FUND            STOCK FUND
                                                ----------------------    -------------------------      --------------------
                                                   1998         1997         1998           1997          1998         1997
                                                ---------     --------    ----------     ----------      -------     --------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments             116,149      (17,717)     1,180,831       (939,116)      16,422       (3,278)
      Interest                                        --           --             --             --           --           --
      Dividends - cash                            25,079       18,529      1,969,718      1,220,313       12,303        3,278
                                               ---------     --------     ----------     ----------      -------     --------
        Total investment income (loss)           141,228          812      3,150,549        281,197       28,725           --

    Loans to participants:
      Principal                                       --           --             --             --           --           --
      Interest                                        --           --             --             --           --           --
                                               ---------     --------     ----------     ----------      -------     --------
        Total loan income                             --           --             --             --           --           --

    Contributions:
      Participants                               181,663        3,867      1,488,526        363,150      140,167        2,903
      Employer - cash                             10,104        1,558         11,360          1,558        2,669          110
                                               ---------     --------     ----------     ----------      -------     --------
        Total contributions                      191,767        5,425      1,499,886        364,708      142,836        3,013
                                               ---------     --------     ----------     ----------      -------     --------
        Total additions                          332,995        6,237      4,650,435        645,905      171,561        3,013
                                               ---------     --------     ----------     ----------      -------     --------
Deductions from net assets attributed to:
      Benefits paid to participants              119,309           --      1,008,040        251,848       44,253           --
      Other deductions                                --           --             --             --           --           --
                                               ---------     --------     ----------     ----------      -------     --------
        Total deductions                         119,309           --      1,008,040        251,848       44,253           --
                                               ---------     --------     ----------     ----------      -------     --------
Net increase (decrease) prior
    to interfund transfers                       213,686        6,237      3,642,395        394,057      127,308        3,013

Interfund transfers                            1,065,913      393,094        396,208      8,622,987      380,241      129,361
                                               ---------     --------     ----------     ----------      -------     --------
      Net increase (decrease)                  1,279,599      399,331      4,038,603      9,017,044      507,549      132,374

Net assets available for benefits:
    Beginning of year                            399,331           --      9,017,044             --      132,374           --
                                               ---------     --------     ----------     ----------      -------     --------
    End of year                                1,678,930      399,331     13,055,647      9,017,044      639,923      132,374
                                               =========     ========     ==========     ==========      =======     ========

See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996

                                                                            FIRST AMERICAN CORPORATION
                                                AIM CONSTELLATION FUND               STOCK FUND
                                              --------------------------     -------------------------
                                                  1998           1997           1998           1997
                                              -----------      ---------     ----------      ---------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $   223,622        (16,167)    (10,547,059)      1,845,137
      Interest                                         --             --          55,204              --
      Dividends - cash                             32,596             --       2,008,894         445,983
                                              -----------      ---------     -----------     -----------
        Total investment income (loss)            256,218        (16,167)     (8,482,961)      2,291,120

    Loans to participants:
      Principal                                        --             --              --              --
      Interest                                         --             --              --              --
                                              -----------      ---------    - ----------     -----------
        Total loan income                              --             --              --              --

    Contributions:
      Participants                                341,826         10,231       4,137,876         976,666
      Employer - cash                               5,533          3,117       5,182,831       3,596,185
                                              -----------      ---------     -----------     -----------
        Total contributions                       347,359         13,348       9,320,707       4,572,851
                                              -----------      ---------     -----------     -----------
        Total additions                           603,577         (2,819)        837,746       6,863,971
                                              -----------      ---------     -----------     -----------
Deductions from net assets attributed to:
      Benefits paid to participants                76,434             --      11,358,620       2,643,122
      Other deductions                                 --             --              --              --
                                              -----------      ---------     -----------     -----------
        Total deductions                           76,434             --      11,358,620       2,643,122
                                              -----------      ---------     -----------     -----------
Net increase (decrease) prior
    to interfund transfers                        527,143         (2,819)    (10,520,874)      4,220,849

Interfund transfers                               705,255        629,227      (3,959,469)    106,949,974
                                              -----------      ---------     -----------     -----------
      Net increase (decrease)                   1,232,398        626,408     (14,480,343)    111,170,823

Net assets available for benefits:
    Beginning of year                             626,408             --     111,170,823              --
                                              -----------      ---------     -----------     -----------
    End of year                               $ 1,858,806        626,408      96,690,480     111,170,823
                                              ===========      =========     ===========     ===========



See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996


                                                                                   FUND A
                                                                           FIRST AMERICAN CORPORATION               FUND B
                                                    PARTICIPANT LOANS            COMMON STOCK                        BOND
                                                 ---------------------    ---------------------------    -------------------------
                                                   1998         1997          1997           1996            1997           1996
                                                ---------     --------    ------------   ------------     ----------     ---------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments                  --           --      44,565,532     11,346,559           9,349        (28,425)
      Interest                                        --           --          10,291         10,090         117,449        117,573
      Dividends - cash                                --           --       1,258,528      1,333,929              --             --
                                               ---------     --------    ------------     ----------      ----------      ---------
        Total investment income (loss)                --           --      45,834,351     12,690,578         126,798         89,148

    Loans to participants:
      Principal                                  510,444           --              --             --              --             --
      Interest                                   137,323           --              --             --              --             --
                                               ---------    ---------    ------------     ----------      ----------      ---------
        Total loan income                        647,767           --              --             --              --             --

    Contributions:
      Participants                                    --           --       2,907,082      3,332,347         397,871        597,024
      Employer - cash                                 --           --         978,234      3,904,696              --             --
                                               ---------     --------    ------------     ----------      ----------      ---------
        Total contributions                           --           --       3,885,316      7,237,043         397,871        597,024
                                               ---------     --------    ------------     ----------      ----------      ---------
        Total additions                          647,767           --      49,719,667     19,927,621         524,669        686,172
                                               ---------     --------    ------------     ----------      ----------      ---------
Deductions from net assets attributed to:
      Benefits paid to participants               89,656           --       7,002,892      6,935,764         301,237        351,595
      Other deductions                           510,444           --              --          8,581              --            411
                                               ---------     --------    ------------     ----------      ----------      ---------
        Total deductions                         600,100           --       7,002,892      6,944,345         301,237        352,006
                                               ---------     --------    ------------     ----------      ----------      ---------
Net increase (decrease) prior
    to interfund transfers                        47,667           --      42,716,775     12,983,276         223,432        334,166

Interfund transfers                            1,232,920      659,810    (109,426,630)      (207,026)     (2,274,294)       (12,183)
                                               ---------     --------    ------------     ----------      ----------      ---------
      Net increase (decrease)                  1,280,587      659,810     (66,709,855)    12,776,250      (2,050,862)       321,983

Net assets available for benefits:
    Beginning of year                            659,810           --      66,709,855     53,933,605       2,050,862      1,728,879
                                               ---------     --------    ------------     ----------      ----------      ---------
    End of year                                1,940,397      659,810              --     66,709,855              --      2,050,862
                                               =========     ========    ============     ==========      ==========      =========

See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996

                                                        FUND C                         FUND D
                                                        EQUITY                      MONEY MARKET
                                              --------------------------     --------------------------
                                                  1997           1996           1997            1996
                                              -----------      ---------     ----------      ----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments          $ 1,886,579      1,023,274             --              --
      Interest                                     67,657         23,313        158,513         160,645
      Dividends - cash                                 --             --             --              --
                                              -----------      ---------     ----------      ----------
        Total investment income (loss)          1,954,236      1,046,587        158,513         160,645

    Loans to participants:
      Principal                                        --             --             --              --
      Interest                                         --             --             --              --
                                              -----------      ---------     ----------      ----------
        Total loan income                              --             --             --              --

    Contributions:
      Participants                              1,167,187      1,280,210        297,103         863,952
      Employer - cash                                  --             --             --              --
                                              -----------      ---------     ----------      ----------
        Total contributions                     1,167,187      1,280,210        297,103         863,952
                                              -----------      ---------     ----------      ----------
        Total additions                         3,121,423      2,326,797        455,616       1,024,597
                                              -----------      ---------     ----------      ----------
Deductions from net assets attributed to:
      Benefits paid to participants               628,784        700,772        248,229         778,800
      Other deductions                                 --          5,934             --             156
                                              -----------      ---------     ----------      ----------
        Total deductions                          628,784        706,706        248,229         778,956
                                              -----------      ---------     ----------      ----------
Net increase (decrease) prior
    to interfund transfers                      2,492,639      1,620,091        207,387         245,641

Interfund transfers                            (8,530,331)       388,259     (3,368,888)       (169,050)
                                              -----------      ---------     ----------      ----------
      Net increase (decrease)                  (6,037,692)     2,008,350     (3,161,501)         76,591

Net assets available for benefits:
    Beginning of year                           6,037,692      4,029,342      3,161,501       3,084,910
                                              -----------      ---------     ----------      ----------
    End of year                               $        --      6,037,692             --       3,161,501
                                              ===========      =========     ==========      ==========



See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                      Statements of Changes in Net Assets
                  Available for Benefits with Fund Information

                  Years ended December 31, 1998, 1997 and 1996


                                                                     TOTAL
                                                --------------------------------------------
                                                     1998             1997           1996
                                                ------------      -----------     ----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments              (8,766,551)      47,352,299     12,341,408
      Interest                                        55,204          423,562        311,621
      Dividends - cash                             4,215,477        2,959,670      1,333,929
                                                ------------      -----------     ----------
        Total investment income (loss)            (4,495,870)      50,735,531     13,986,958

    Loans to participants:
      Principal                                      510,444
      Interest                                       137,323               --             --
                                                ------------      -----------     ----------
        Total loan income                            647,767               --             --

    Contributions:
      Participants                                 6,980,454        6,328,605      6,073,533
      Employer - cash                              5,218,851        4,580,845      3,904,696
                                                ------------      -----------     ----------
        Total contributions                       12,199,305       10,909,450      9,978,229
                                                ------------      -----------     ----------
        Total additions                            8,351,202       61,644,981     23,965,187
                                                ------------      -----------     ----------
Deductions from net assets attributed to:
      Benefits paid to participants               14,485,673       11,265,847      8,766,931
      Other deductions                               510,444               --         15,082
                                                ------------      -----------     ----------
        Total deductions                          14,996,117       11,265,847      8,782,013
                                                ------------      -----------     ----------
Net increase (decrease) prior
    to interfund transfers                        (6,644,915)      50,379,134     15,183,174

Interfund transfers                                       --               --             --
                                                ------------      -----------     ----------
      Net increase (decrease)                     (6,644,915)      50,379,134     15,183,174

Net assets available for benefits:
    Beginning of year                            128,339,044       77,959,910     62,776,736
                                                ------------      -----------     ----------
    End of year                                  121,694,129      128,339,044     77,959,910
                                                ============      ===========     ==========

See accompanying notes to financial statements.

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  DESCRIPTION OF PLAN

     The following description of the First American Corporation First Incentive Reward Savings Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan and the summary plan description for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Plan is a defined contribution plan sponsored by First American Corporation and is also adopted by certain subsidiaries (collectively, the Corporation) and administered by the Corporation's Benefit Plan Administrative Committee (the Committee). Each participant has an account with dollars invested and stock shares credited. These amounts represent the current value of the Plan's net assets including reinvested dividends and interest. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is exempt from the minimum funding rules of ERISA.

          Effective December 1, 1997, Committee outsourced the administrative and record-keeping functions of the Plan to Mid Atlantic Pension Group
          (MAPG).

     (B)  CONTRIBUTIONS

          All employees (excluding hourly paid or special exempt salaried employees who are regularly scheduled to work less than 20 hours per week) of First American Corporation or any of its participating subsidiaries are eligible to participate in the Plan. Participants may contribute between 1% and 6% of their compensation up to $150,000 (indexed for inflation) on a matched pre-tax or matched after-tax basis, at their election. Pre-tax contributions are made by the employer pursuant to a salary reduction agreement with the participant.




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



          The Corporation may make two other types of contributions to the Plan, employer matching contributions and employer profit contributions, subject to certain limits set by law. Employer match contributions match participant contributions and salary reduction contributions in amounts ranging from 25% to 100% and are based upon the Corporation's performance, which is currently measured by its productivity ratio for each year. The Corporation must match participant contributions and salary reduction contributions at 25%, subject to sufficient net profits, and the basis for any additional matching, at the Corporation's discretion, is determined each year. The Corporation's matching contribution in excess of 25% is contingent on being a participant on December 31 of that year, except employees terminated for death, disability, retirement and certain reductions in work force. Employer profit contributions range from 0% to 2% of a participant's compensation up to $150,000 (indexed for inflation) each year and are determined solely at the Corporation's discretion based on the performance of the Corporation during the year. The Corporation's contributions to the Plan are invested in its common stock on behalf of the Plan and are subject to certain nondiscrimination rules.

          Employees may contribute a maximum of an additional 10% of their base pay in unmatched after-tax deposits each plan year. All employee contributions are subject to certain nondiscrimination rules and maximum contribution limits.

     (C)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the (a) participant's contributions and the Corporation's contributions on his or her behalf, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts which are used to reduce the Corporation's contributions. Plan earnings are allocated based upon individual account balances.

     (D)  BENEFITS

          Under the terms of the Plan, participants are eligible for distributions upon retirement, disability, termination of service, or death. The Plan provides various options to certain participants or their beneficiaries as to the manner of distribution. Special provisions allow for earlier distributions of certain participants' deposits and Corporation vested benefits. Employees are immediately 100% vested in their contributions and salary reduction contributions and the Corporation's employer profit contributions plus earnings or losses thereon. The Corporation's employer match contributions become vested at a rate of 25% per year of Plan participation.





                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     (E)  TRUST FUNDS MANAGED BY FIRST AMERICAN NATIONAL BANK

          Under terms of an agreement between First American National Bank, the Trustee and a subsidiary of the Corporation, and the Plan, the Trustee managed four trust funds on behalf of the Plan during 1996 and through September 30, 1997. These funds included: Fund A - First American Corporation Common Stock, Fund B - Bond, Fund C - Equity, and Fund D - Money Market Securities. A participant elected to have the portions of his or her account that are attributable to participant contributions and salary reduction contributions made on his or her behalf invested in one or more of the funds. The following is a description of those funds.

               Fund A - This fund was fully invested, to the extent practicable, in shares of common stock of the Corporation.

               Fund B - This fund was invested by the trustee only in fixed-income securities, including units of participation in any fixed-income fund maintained by the Trustee for tax-qualified plans, commercial bank savings accounts or certificates of deposit bearing a reasonable rate of interest, short-term money market instruments and U.S. Treasury obligations, and including, as may be directed from time to time by the Trustee, insurance company contracts that provide a guaranteed rate of return, in which case the Trustee is expressly authorized to the extent allowed by law to invest in a single class of assets without any requirement to diversify the class of assets held in Fund B.

               Fund C - This fund was invested in a diversified portfolio of corporate common stocks, including units of participation in any equity-type fund maintained by the Trustee for tax-qualified plans, whether or not the same is authorized by law for the investment of trust funds.

               Fund D - This fund was invested only in short-term money market securities, including units of participation in any short-term fund maintained by the Trustee for tax-qualified plans, commercial bank savings accounts, or certificates of deposit bearing a reasonable rate of interest, short-term money market instruments, and U.S. Treasury obligations.

               Effective October 1, 1997, the Plan began providing the following seven investment options:

               First American Corporation Stock Fund - Contributions are invested, to the extent practicable, in shares of First American common stock.

               ISG EB Stable Value Fund - The ISG EB Stable Value Fund is a collective investment fund offering investors current income and stability of principal. It primarily invests in insurance contracts with large, high quality, well-known life insurance companies.




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



               ISG Limited Term Income Fund - The ISG Limited Income Fund is a mutual fund that seeks to provide investors with high current income without assuming undue risk. It primarily invests in obligations of high quality domestic corporations, as well as U.S. Government securities. Generally, the average life of the bonds in the portfolio will be under four years.

               Founders Balanced Fund - The Founders Balanced Fund is for investors seeking current income and capital appreciation. It primarily invests in a portfolio that, under normal conditions, is comprised of 65 percent equities and 35 percent bonds. The equities are generally stocks of large, well-known corporations that have a long record of earnings and dividend growth.

               ISG Capital Growth Portfolio Fund - The ISG Capital Growth Portfolio Fund is a mutual fund that seeks to provide investors with growth of capital. It invests primarily in stocks of large, well-known domestic corporations that have a record of above-average growth in earnings.

               Vanguard International Stock Fund - The Vanguard International Stock Fund is a mutual fund that invests in stocks of companies located outside the United States and with an emphasis on those with above-average growth potential. It invests in up to thirty
               (30) foreign stock markets.

               AIM Constellation Fund - The AIM Constellation Fund is a mutual fund that seeks to provide capital appreciation through investments in common stocks with emphasis on medium and smaller emerging growth companies. It invests primarily in the stock of companies with strong growth and earnings momentum with market capitalization of less than $5 billion.

     (F)  DISTRIBUTIONS

          Upon termination, retirement, disability, or death, distributions from the First American Corporation Stock Fund are made in cash or common stock of the Corporation, at the discretion of the participant. Distributions from the Plan of common stock of the Corporation are made in full shares to the extent possible, and are reflected in the accompanying statements of changes in net assets available for benefits with fund information at the fair value of such shares at the distribution date. The value of any fractional shares are paid in cash at the fair value of such stock on the first day of the month next preceding the date of such distribution. Distributions from other funds are made in cash.




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     (G)  PARTICIPANT LOANS

          During 1997, the Plan was amended to allow participant loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions, including disbursements and repayments, are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 6 months up to 4 1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the First American National Bank's prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. If a participant leaves the company and a loan is not yet fully repaid, the participant has the option of making one lump-sum payment to the Plan prior to the distribution of the account. If a lump-sum payment representing full repayment of the loan is not made, the remaining loan balance will be treated as a taxable distribution subject to applicable taxes and penalties.

     (H)  ADMINISTRATIVE EXPENSES

          The trust agreement provides that all necessary expenses of the Plan can be paid by the Corporation, or out of the assets of the trust. The Corporation presently pays all expenses of the Plan, and while it is not legally obligated to do so, it is the intention of the Corporation to continue this practice.

     (I)  FEDERAL INCOME TAXES

          The Internal Revenue Service issued its latest determination letter on May 3, 1995, which stated that the plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the Plan's net assets available for benefits and changes in net assets available for benefits.




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     (B)  BASIS OF FAIR VALUE AND RECORDING OF INVESTMENT TRANSACTIONS

          The fair value of common stock investments is based upon quotations obtained from national securities exchanges; where investments are not listed on an exchange, quotations are obtained from brokerage firms. Mutual funds are valued at the unit value of the fund at the valuation date which is based on the quoted fair values of the underlying investments within the funds. Purchase and sales of investment securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (C)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of related changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)  INVESTMENTS

     Investments in each of the funds at December 31, 1998 and 1997, were as follows:

                                                                      1998
                                                    ---------------------------------------
                                                                                UNREALIZED
                                                     FAIR VALUE       COST     APPRECIATION
                                                    ------------   ----------  ------------
INVESTMENTS IN SECURITIES OF PARTICIPATING
EMPLOYER

First American Corporation Stock Fund (2,080,456
    shares)                                         $ 92,320,227   40,829,994   51,490,233
                                                    ------------   ----------   ----------





                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                      1998
                                                    ---------------------------------------
                                                                                UNREALIZED
                                                     FAIR VALUE       COST     APPRECIATION
                                                    ------------   ----------  ------------
INVESTMENTS IN COMMON TRUST FUNDS AND MUTUAL
FUNDS ADMINISTERED BY PARTICIPATING EMPLOYER

ISG EB Stable Value Fund (122,861 units)            $  3,279,348    3,113,797      165,551
ISG Limited Term Income Fund (249,189 units)           2,504,348    2,483,277       21,071
ISG Capital Growth Portfolio Fund (921,520 units)     12,984,219   11,138,622    1,845,597
                                                    ------------   ----------   ----------

         Total investments in trust funds and
             mutual funds administered by
             participating employer                   18,767,915   16,735,696    2,032,219
                                                    ------------   ----------   ----------

INVESTMENTS IN MUTUAL FUNDS ADMINISTERED BY
     OTHERS

Founders Balance Fund (130,839 units)                  1,594,923    1,562,205       32,718
Vanguard International Stock Fund (33,525 units)         629,267      606,103       23,164
AIM Constellation Fund (58,615 units)                  1,789,855    1,644,313      145,542
                                                    ------------   ----------   ----------

         Total investments in mutual funds
             administered by others                    4,014,045    3,812,621      201,424
                                                    ------------   ----------   ----------

         Total investments in trust funds and
              mutual funds                            22,781,960   20,548,317    2,233,643
                                                    ------------   ----------   ----------

SHORT-TERM INVESTMENTS (362,101 UNITS)                   362,101      362,101           --
                                                    ------------   ----------   ----------

Participant loans                                      1,940,397    1,940,397           --
                                                    ------------   ----------   ----------

         Total all investments                      $117,404,685   63,680,809   53,723,876
                                                    ============   ==========   ==========




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                      1997
                                                    ---------------------------------------
                                                                                UNREALIZED
                                                     FAIR VALUE       COST     APPRECIATION
                                                    ------------   ----------  ------------
INVESTMENTS IN SECURITIES OF PARTICIPATING
EMPLOYER

First American Corporation Stock Fund (2,160,870
    shares)                                         $107,503,290   33,024,721   74,478,569
                                                    ------------   ----------   ----------

INVESTMENTS IN COMMON TRUST FUNDS AND MUTUAL
FUNDS ADMINISTERED BY PARTICIPATING EMPLOYER

ISG Limited Term Income Fund (225,650 units)           2,251,989    2,238,583       13,406
ISG Capital Growth Portfolio Fund (699,089 units)      8,871,433    7,720,202    1,151,231
ISG EB Stable Value Fund (157,988 units)               3,972,804    3,947,933       24,871
                                                    ------------   ----------   ----------
         Total investments in trust funds and
             mutual funds administered by
             participating employer                   15,096,226   13,906,718    1,189,508
                                                    ------------   ----------   ----------
INVESTMENTS IN MUTUAL FUNDS ADMINISTERED BY
     OTHERS

Founders Balance Fund (32,496 units)                     368,834      387,609      (18,775)
Vanguard International Stock Fund (7,264 units)          119,049      122,285       (3,236)
AIM Constellation Fund (20,212 units)                    533,184      583,758      (50,574)
                                                    ------------   ----------   ----------
         Total investments in trust funds and
             mutual funds administered by others       1,021,067    1,093,652      (72,585)
                                                    ------------   ----------   ----------
         Total investments in mutual funds            16,117,293   15,000,370    1,116,923
                                                    ------------   ----------   ----------
PARTICIPANT LOANS                                        659,810      659,810           --
                                                    ------------   ----------   ----------
         Total all investments                      $124,280,393   48,684,901   75,595,492
                                                    ============   ==========   ==========






                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     The net realized gains on investments for the years ended December 31 were as follows:

                                                                              1998         1997        1996
                                                                          -----------   ----------   ---------
     INVESTMENTS IN SECURITIES OF PARTICIPATING
     EMPLOYER

     Aggregate proceeds from stock sold and market
         value of stock distributed                                       $20,017,239   12,057,916   6,262,436
     Average cost                                                           7,575,962    5,398,436   3,387,181
                                                                          -----------   ----------   ---------
             Net realized gain on investments in
               securities of participating employer                        12,441,277    6,659,480   2,875,255
                                                                          -----------   ----------   ---------
     INVESTMENTS IN COMMON TRUST FUNDS AND MUTUAL
         FUNDS ADMINISTERED BY PARTICIPATING EMPLOYER

     Aggregate proceeds                                                     7,559,202    6,548,997   5,579,155
     Average cost                                                           6,895,414    6,060,996   3,850,271
                                                                          -----------   ----------   ---------
             Net realized gain on investments in common trust funds and
               mutual funds administered by participating employer            663,788      488,001   1,728,884
                                                                          -----------   ----------   ---------
             Total realized gain on investments                           $13,105,065    7,147,481   4,604,139
                                                                          ===========   ==========   =========






                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     The change in unrealized appreciation (depreciation) on investments for the years ended December 31 were as follows:

                                                         1998          1997          1996
                                                     ------------    ----------   -----------
     Investments in securities of participating
         employer                                    $(22,988,336)   39,751,189     8,471,304
     Investment in common trust funds and mutual
         funds                                          1,116,720       453,629      (734,035)
                                                     ------------    ----------   -----------
          Total unrealized gain on investments       $(21,871,616)   40,204,818     7,737,269
                                                     ============    ==========   ===========
     Total net appreciation (depreciation) in fair
          value of investments                       $ (8,766,551)   47,352,299    12,341,408
                                                     ============    ==========   ===========

       The following investments represent 5% or more of the Plan's net assets available for benefits at December 31:

                                                  1998          1997
                                             ------------   -----------
     First American Corporation Stock Fund   $ 92,320,227   107,503,290
     ISG Capital Growth Portfolio Fund        105,304,445     8,871,433
                                             ============   ===========

(4)  CONTRIBUTIONS

     The Corporation matched qualifying participant contributions and salary reduction contributions at 100% for the years ended December 31, 1998, 1997 and 1996 based on the Corporation's performance and achieved productivity ratio. All contributions were in cash and are used to purchase common stock of the Corporation.

(5)  PARTICIPATION IN THE PLAN

     At December 31, 1998, there were 3,019 active and 2,001 inactive participants in the Plan for a total of 5,020 participants. At December 31, 1997, there were 2,873 active and 1,904 inactive participants in the Plan for a total of 4,777 participants. At December 31, 1996, there were 2,658 active and 1,425 inactive participants in the Plan for a total of 4,083 participants.




                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



     Participants may elect to have the portions of their account balances that are attributable to their contributions and salary reduction contributions made on their behalf invested in more than one fund type and may, at specified times, transfer amounts between funds. At December 31, the number of participants in each of the funds was as follows:

                                                1998      1997      1996
                                               ------     -----     -----

     Fund A                                    $   --        --     2,317
     Fund B                                        --        --       659
     Fund C                                        --        --     1,177
     Fund D                                        --        --       617
     ISG EB Stable Value Fund                   1,761       577        --
     ISG Limited Term Income Fund               1,354       618        --
     Founders Balanced Fund                     1,177        57        --
     ISG Capital Growth Portfolio Fund          1,286     1,358        --
     Vanguard International Stock Fund          1,488        86        --
     AIM Constellation Fund                     1,305       127        --
     First American Corporation Stock Fund      2,221     3,080        --
                                               ======     =====     =====

(6)  NONVESTED BENEFITS

     Included in net assets available for benefits at December 31, 1998 and 1997, are nonvested employer contributions of $1,641,368 and $1,556,129, respectively. Forfeitures of nonvested benefits are used to offset future employer contributions to the Plan. Such forfeitures amounted to $323,686, $255,457, and $185,106, in 1998, 1997 and 1996, respectively.

(7)  RELATED PARTY TRANSACTIONS

     Due to the nature of the organization and funding of the Plan, all investment transactions, except the Founders Balance Fund, Vanguard International Stock Fund, and the AIM Constellation Fund, are considered related party transactions with the Corporation.






                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(8)  PLAN TERMINATION

     The Corporation has voluntarily agreed to make contributions to the Plan. Although the Corporation has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan at any time.

     Upon termination, partial termination of the Plan, or the complete discontinuance of the Corporation's contributions to the Plan, each affected participant's account (after payment of all expenses and proportional adjustment of participants' accounts to reflect expenses and investment gains or losses) becomes nonforfeitable and each participant or beneficiary would be entitled to receive any amounts then credited to his/her account in the trust fund, provided that the Corporation may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

(9)  YEAR 2000 (UNAUDITED)

     In 1997, the Trustee initiated a plan (Year 2000 Plan) to identify, assess, and remediate "Year 2000" issues within each of its significant computer programs and certain equipment which contain microprocessors. The Year 2000 Plan is addressing the issue of computer programs and embedded computer chips being unable to distinguish between the year 1900 and the year 2000, if a program or chip uses only two digits rather than four to define the applicable year. The Trustee has divided the Year 2000 Plan into five major phases -- assessment, planning, conversion, implementation and testing. After completing the assessment and planning phases earlier this year, the Trustee is currently in the conversion, implementation and testing phases. Systems which have been determined not to be Year 2000 compliant are being either replaced or reprogrammed, and thereafter tested for Year 2000 compliance. The Plan anticipates that by mid-1999 the conversion, implementation and testing phases will be completed. Costs of remediation are being paid by FAC.



                                                                     (Continued)

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(10) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following schedule reconciles amounts per the accompanying financial statements to the Form 5500 for 1998 and 1997:

                                                                                           1998              1997
                                                                                      -------------      ------------
                 Net assets available for benefits per financial statements           $ 121,694,129       128,339,044
                 Employer contribution receivable                                        (3,909,367)       (3,276,531)
                 Benefit claims payable                                                    (122,071)               --
                 Other                                                                      (20,665)               (3)
                                                                                      -------------      ------------
                      Assets available for benefits per the Form 5500                 $ 117,642,026       125,062,510
                                                                                      =============      ============
                 Total (deductions from) additions to plan assets per financial
                      statements                                                      $  (6,644,915)       50,379,134
                 Employer contributions receivable at beginning of year                   3,276,531         2,810,471
                 Employer contributions receivable at end of year                        (3,909,367)       (3,276,531)
                 Benefit claims payable at end of year                                     (122,071)               --
                 Other                                                                      (20,662)                5
                                                                                      -------------      ------------
                      Net (deductions from) additions to plan assets
                            per the Form 5500                                         $  (7,420,484)       49,913,079
                                                                                      =============      ============

                                                                      SCHEDULE 1

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                                         (C)
                                                                    DESCRIPTION OF
                                                                 INVESTMENT INCLUDING
      (A)                                                           MATURITY DATE,
   PARTY-IN-                         (B)                          RATE OF INTEREST,                          (E)
   INTEREST          IDENTITY OF ISSUE, BORROWER, LESSOR          COLLATERAL, PAR OR        (D)              FAIR
IDENTIFICATION                 OR SIMILAR PARTY                     MATURITY VALUE          COST            VALUE
--------------                 ----------------                     --------------          ----            -----
       *          First American Corporation                   Common stock             $ 40,829,994       92,320,227

       *          ISG Limited Term Income Fund                 Mutual fund administered
                                                               by ISG                      2,483,277        2,504,348

       *          ISG Capital Growth Portfolio Fund            Mutual Fund administered
                                                               by ISG                     11,138,622       12,984,219

       *          ISG EB Stable Value Fund                     Common Trust Fund
                                                               administered by ISG         3,113,797        3,279,348

                  Founders Balance Fund                        Mutual Fund                 1,562,205        1,594,923

                  Vanguard International Stock Fund            Mutual Fund                   606,103          629,267

                  AIM Constellation Fund                       Mutual Fund                 1,644,313        1,789,855

       *          Short-term investments -
                      ISG Prime Money Market Fund              Money Market                  362,101          362,101

                  Participant loans                            Rates at First American
                                                               National Bank's prime
                                                               plus 1% and terms of 6
                                                               months to 4 1/2 years       1,940,397        1,940,397
                                                                                        ------------      -----------
                       Total investments                                                $ 63,680,809      117,404,685
                                                                                        ============      ===========




*Indicates a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                           FIRST AMERICAN CORPORATION
                   FIRST INCENTIVE REWARD SAVINGS THRIFT PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

A.  SINGLE TRANSACTIONS REPORTABLE [REG. 2520.103-6(C)(1)(i)]

    None.

B.  SERIES OF NONSECURITY TRANSACTIONS [REG. 2520.103-6(C)(1)(ii)]

    None.

C. TRANSACTIONS ON ONE SECURITY UNDER 5% WHEN AGGREGATED BECOME REPORTABLE [REG. 2520.103-6(C)(1)(iii)]

                                                                                                           (H)
                      (B)                                                          (F)                   CURRENT
   (A)      DESCRIPTION OF THE ASSET                                             EXPENSE                  VALUE            (I)
IDENTITY      (INCLUDING INTEREST        (C)              (D)           (E)      INCURRED       (G)     OF ASSET OF        NET
OF PARTY       RATE AND MATURITY       PURCHASE         SELLING        LEASE       WITH       COST OF   TRANSACTION        GAIN
INVOLVED      IN CASE OF A LOAN)        PRICE            PRICE         RENTAL    TRANSACTION   ASSET        DATE          (LOSS)
----------  ------------------------ -------------  ------------- ---------  ------------------------ -------------  -------------

    *       First American Corporation
            stock (346,319 shares)      $15,202,090             --        --         --      15,202,090   15,202,090            --

    *       First American Corporation
            stock (431,584 shares)               --     19,967,520        --         --       7,575,962   19,967,520    12,391,558


D.  OTHER TRANSACTIONS [REG. 2520.103-6(C)(1)(iv)]

None.

*Party-in-interest to the Plan.

See accompanying independent auditors' report.